1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2016

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date December 30, 2016	By /s/ Zhang Baocai
	Name:	Zhang Baocai
	Title:	Director

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 01171)

ANNOUNCEMENT OF THE RESOLUTION PASSED AT

THE FOURTEENTH MEETING OF THE SIXTH SESSION OF

THE SUPERVISORY COMMITTEE

This announcement is made pursuant to the disclosure obligations under Part XIVA of the Securities and Futures Ordinance and Rules 13.09(2)(a) and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The fourteenth meeting of the sixth session of the supervisory committee (the “Supervisory Committee”) of Yanzhou Coal Mining Company Limited (the “Company”) was held on 30 December 2016 at the conference room of the headquarter of the Company. 6 supervisors should attend the meeting and 6 supervisors attended. The meeting was chaired by the chairman of the Supervisory Committee, Mr. Zhang Shengdong. The convening of and voting at the meeting complied with the relevant requirements of the Company Law of the People’s Republic of China and the articles of association of the Company (the “Articles of Association”) and were legal and valid.

The supervisors present at the meeting unanimously agreed and passed the “Proposal in relation to the non-proceeding of the Company’s non-public issuance of A shares”.

The Supervisory Committee is of the view that:

The Company’s decision to not proceed with the non-public issuance of A shares (the “Decision”) is made upon the Company’s comprehensive consideration of external financing environment, demand of internal production and operation, actual progress of fund-raising investment projects, future strategic developments and other factors. The Decision is in line with the Company’s long term development and in the interests of all shareholders of the Company. The Decision will not adversely affect the normal production, operation, sustainable and stable development of the Company. The Decision will not damage the interests of the Company and its shareholders, especially the minority shareholders.

By order of the Board

Yanzhou Coal Mining Company Limited

Chairman of the Board

Li Xiyong

Zoucheng City, Shandong Province, the PRC

30 December 2016

As at the date of this announcement, the Directors of the Company are Mr. Li Xiyong, Mr. Li Wei, Mr. Wu Xiangqian, Mr. Wu Yuxiang, Mr. Zhao Qingchun, Mr. Guo Dechun and Mr. Guo Jun, and the independent non-executive Directors of the Company are Mr. Wang Lijie, Mr. Jia Shaohua, Mr. Wang Xiaojun and Mr. Qi Anbang.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

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